SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RCN Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

749361101
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749361101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,002,814 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,002,814 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,814 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2% (2)

12.	Type of Reporting Person (See Instructions) IA, PN

1 Includes indirect exposure through a derivative instrument to a note convertible into 1,391,097 shares.

2  Based on 37,294,794 shares of outstanding common stock and including the 1,391,097 shares from the indirect exposure to the convertible note for a total of 38,685,891 shares outstanding.

CUSIP No. 749361101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,002,814 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,002,814 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,814 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2% (2)

12.	Type of Reporting Person (See Instructions) IN

1 Includes indirect exposure through a derivative instrument to a note convertible into 1,391,097 shares.

2  Based on 37,294,794 shares of outstanding common stock and including the 1,391,097 shares from the indirect exposure to the convertible note for a total of 38,685,891 shares outstanding.

Item 1.
(a)	Name of Issuer:
RCN Corporation

(b)	Address of Issuer's Principal Executive Offices:
196 Van Buren Street Herndon, VA 20170

Item 2.
(a)	Name of Person Filing:
D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036

(c)	Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware. David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, $0.01 par value

(e)	CUSIP Number:
749361101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

As of December 31, 2006:

(a)	Amount beneficially owned:
D. E. Shaw & Co., L.P.:
2,002,814 shares
This is composed of (i) 836 shares in the name of
D. E. Shaw Synoptic Portfolios 2, L.L.C., (ii) 73,850 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., and (iii) 1,928,128 shares, including indirect exposure to shares through a derivative instrument, in the name of D. E. Shaw Laminar Portfolios, L.L.C.

David E. Shaw:
2,002,814 shares
This is composed of (i) 836 shares in the name of
D. E. Shaw Synoptic Portfolios 2, L.L.C., (ii) 73,850 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., and (iii) 1,928,128 shares, including indirect exposure to shares through a derivative instrument, in the name of D. E. Shaw Laminar Portfolios, L.L.C.

(b)	Percent of class:
D. E. Shaw & Co., L.P.:	5.2%
David E. Shaw:	5.2%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.:	2,002,814 shares
David E. Shaw:	2,002,814 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.P.:	2,002,814 shares
David E. Shaw:	2,002,814 shares

The amount reported as beneficially owned by D. E. Shaw & Co., L.P. (“DESCO LP”) and David E. Shaw (each a “Reporting Person” and collectively the "Reporting Persons") includes indirect exposure to shares through a convertible note held in the name of a derivative counterparty, which Reporting Persons believe may hold the note or shares as a hedge to the derivative instrument, and therefore not directly or indirectly owned by the Reporting Persons. The exposure to shares held in the name of a derivative counterparty for each Reporting Person is as follows: DESCO LP, as investment adviser to D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”), has indirect exposure to 1,391,097 shares, constituting 3.6% of the 38,685,891 outstanding shares and David E. Shaw, by virtue of his position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Laminar, and by virtue of his position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of Laminar, has indirect exposure to the 1,391,097 shares, constituting 3.6% of the 38,685,891 outstanding shares. The Reporting Persons may have the shared power to dispose or direct the disposition of the applicable shares held in the name of the derivative counterparty, including to themselves, and therefore the Reporting Persons may be deemed to be the beneficial owner of such shares. The Reporting Persons disclaim beneficial ownership of their respective amounts of such shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and the investment adviser of Laminar and D. E. Shaw Synoptic Portfolios 2, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of Laminar and D. E. Shaw Synoptic Portfolios 2, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 2,002,814 shares as described above constituting 5.2% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 2,002,814 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of D. E. Shaw & Co., L.P. and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Julius Gaudio, is attached hereto.

Dated: February 14, 2007

D. E. Shaw & Co., L.P.

By:	/s/ Julius Gaudio
Julius Gaudio
Managing Director

David E. Shaw

By:	/s/ Julius Gaudio
Julius Gaudio
Attorney-in-Fact for David E. Shaw